EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months		Nine Months
	Ended August		Ended August

	2000		2000

Net earnings	$824		$2,466

Add:

Provision for taxes	549		1,644

Portion of rents representative of an interest factor	22		55

Interest expense on all indebtedness	4,324		11,836

Earnings, as adjusted	$5,719		$16,001

Fixed charges:

Portion of rents representative of an interest factor	$22		$55

Interest expense on all indebtedness	4,324		11,836

Fixed charges	$4,346		$11,891

Ratio of earnings to fixed charges	1.32	x	1.35	x